For Immediate Release

BCE recommends shareholders reject TRC Capital’s “mini-tender offer”

MONTRÉAL, March 10, 2017 – BCE Inc. (TSX, NYSE: BCE) has been notified of an unsolicited mini-tender offer made by TRC Capital Corporation to purchase up to 2 million BCE common shares, or approximately 0.23% of the company’s outstanding common shares, at a price of $56 per share. BCE does not endorse this unsolicited offer, has no association with TRC Capital or its offer, and recommends that shareholders do not tender their shares to the offer.

BCE cautions shareholders that the mini-tender offer has been made at a price below market price for BCE shares. The offer represents a discount of 3.48% on the TSX closing price and 3.47% on the NYSE closing price for BCE common shares on March 7, 2017, the last trading day before the mini-tender offer was commenced.

According to TRC Capital’s offer documents, BCE shareholders who have already tendered their shares can withdraw their shares at any time before 12:01 am eastern time on April 6, 2017 by following the procedures described in the offer documents.

Mini-tender offers are designed to seek less than 5% of a company’s outstanding shares, avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. The Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC states that “bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.”

BCE strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm

BCE requests that a copy of this news release be included in any distribution of materials relating to TRC Capital’s mini-tender offer for BCE shares.

Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission (OSC) website at www.osc.gov.on.ca/en/SecuritiesLaw—csa—19991210      61-301.jsp

Information about mini-tender offers can be found on the SEC website at www.sec.gov/investor/pubs/minitend.htm.

TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies in Canada and elsewhere.

About BCE
Canada’s largest communications company, BCE provides broadband wireless, TV, Internet and business communication services from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marc Choma
613-785-0622
marc.choma@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”